LAIER TWO LABS, INC.

(a Delaware corporation)

Form C/A

Disclosures in Reg CF Offering

November 25, 2025

TABLE OF CONTENTS

FORM C/A

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C/A – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Laier Two Labs, Inc.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Formation)	3/3/2023
Kind of Entity	Corporation
Street Address	651 N Broad St., Suite 201, Middletown, DE, 19709, USA
Website Address	https://satlantis.io/

	Most Recent Fiscal Year 2024	*Previous Fiscal Year 2023*
Total Assets	$1,258,725	$375,828
Cash & Equivalents	$479,601	$193,593
Account Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenues/Sales	$0	$0

Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($776,268)	($266,368)

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

§227.201(b) – Directors and Officers

Person #1

Name	Aleksandar Svetski	
All positions with the Company and How Long for Each Position	**Position:** Founder and Chief Executive Officer	**How Long:** Since 3/3/2023
Business Experience During Last Three Years (Brief Description)	Serial Entrepreneur. Founded and led multiple startups in the Fintech space, AI space, and Bitcoin. Author of 2 books and speaker at conferences.	
Principal Occupation During Last Three Years	Author and Founder/CEO of tech ventures.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Aleksandar Svetski (Founder and CEO)

§227.201(d) – The Company's Business and Business Plan

Our Business

The product or service

Satlantis is an all-in-one social app & travel directory built for Nomads, Bitcoiners, Remote Workers, Health & Wellness focused people.

Satlantis uses your social graph to connect you with like-minded people from all around the world **and** make your travel experience dynamic. This means that everything you see and discover is relevant to **you**.

The market

Travel is a $9T market, and despite its size, has not changed significantly since the advent of Trip Advisor, Yelp, or Google Maps. Social Apps like Instagram & TikTok have changed the way people 'discover' places, but there is no social-travel app on the market that combines elements like reviews, maps, or directories with the relevance of social.

Our immediate addressable market is estimated to be <u>one million people</u>. This number is derived by taking the figures below, and cutting it down by 90% (our estimate of how many of them are active in the space and might qualify as early adopters) and then cut down by a further 90% to focus on the realistic number of users we can effectively target and onboard as a young product with limited resources.

→ 40m Digital nomads worldwide
→ 100m Western remote workers
→ 100m Bitcoin holders worldwide

As our product develops and our traction grows, we see the market expanding significantly. In the long term, we believe we can be a leader in the travel space. As such, we view the market in four stages:

1. Immediate addressable market: 1m, 12-18 months (as above)
2. Near term addressable: 10m, 2 – 3 years (the broader nomad market)
3. Medium addressable market: 100m, 3 – 6 years (frequent travelers, worldwide)
4. Long term addressable market: 1bn, 10 years+ (all frequent travelers, worldwide)

Competitors

Current competitors include Nomad List, Orange Pill App, Seed Oil Scout, Luma, and World of Mouth. Although none are considered 'direct competitors', each has features that we are aggregating into one super app.

The incumbents we are going after include Meetup, Eventbrite, TripAdvisor, and Yelp - although we are not concerned about them in the near term.

Competitive advantages and disadvantages

Satlantis operates with a small team, which presents both strengths and weaknesses. While our size allows for agility and quick decision-making, it also limits our resources compared to larger, more established companies. We are not currently aware of other teams developing comparable products tailored to this specific market segment. However, the complex nature of the Satlantis platform necessitates careful coordination and integration across various components.

State of the business today

Pre-launch as of April 2025, with a polished, market-ready MVP due by end of Q2 2025.

Timeline

→ Q1, 2025: Build

→ Q2, 2025: Launch Satlantis v1.0 at BTC Prague & Banks Nomad Fest

→ Q3, 2025: Iteration phase to cement product-feature set & find product-segment-fit (PSF)

→ Q4: 2025: Leaning into PSF and saturating it (marketing starts here)

→ Q1: 2026: Establish immediate-term PMF and use traction to raise Series A

→ 2026: Use capital to deepen & refine feature sets, launch new cities, and grow network effect

Plans for the future

Satlantis will capitalize on the grassroots revival movements growing around the world, which in the coming years will become more mainstream. We aim to be the 'home' for all these people, ideas, events, venues, merchants, and marketplaces.

As these ideas become more mainstream, we will evolve to appeal to a broader audience, ultimately becoming the leading social super app for travelers and communities the world over.

Financial projections

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and finances relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the

Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

2025

Cash Flow	TOTAL 2025	Jan-25	Feb-25	Mar-25	Apr-25	May-25	2025 Jun-25	Jul-25	Aug-25	Sep-25	Oct-25	Nov-25	Dec-25
Inflows													
B2C Revenue	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Revenue from Ads in USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Outflows													
Team	$ 1,024,125	$ 71,915	$ 71,760	$ 68,075	$ 81,558	$ 86,308	$ 88,008	$ 88,708	$ 93,558	$ 93,558	$ 93,558	$ 93,558	$ 93,558
Strategy & Operations	$ 68,184	$ 10,997	$ 12,271	$ 4,836	$ 10,706	$ 5,159	$ 3,459	$ 3,459	$ 3,459	$ 3,459	$ 3,459	$ 3,459	$ 3,459
Marketing	$ 44,048	$ 641	$ 1,464	$ 769	$ 5,346	$ 791	$ 15,291	$ 791	$ 791	$ 791	$ 15,291	$ 791	$ 1,291
Monthly Net		$ (83,553)	$ (85,493)	$ (73,680)	$ (97,610)	$ (92,259)	$ (106,759)	$ (92,958)	$ (97,809)	$ (97,809)	$ (112,309)	$ 502,191	$ (98,309)
Cash In Hand	$ 741,171	$ 517,178	$ 431,683	$ 358,004	$ 932,191	$ 844,932	$ 738,173	$ 645,215	$ 547,406	$ 449,597	$ 337,288	$ 839,480	$ 741,171

*Aiming to close the Timestamp round in November.
** Our Bitcoin treasury extended our runway (reflected in April 2025)

2026

Cash Flow	TOTAL 2026	Jan-26	Feb-26	Mar-26	Apr-26	May-26	2026 Jun-26	Jul-26	Aug-26	Sep-26	Oct-26	Nov-26	Dec-26
Inflows													
B2C Revenue	$ 47,017	$ -	$ -	$ -	$ 2,554	$ 3,088	$ 3,592	$ 4,179	$ 4,861	$ 5,655	$ 6,579	$ 7,654	$ 8,755
Revenue from Ads in USD	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Outflows													
Team	$ 1,153,900	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158
Strategy & Operations	$ 59,512	$ 4,459	$ 4,459	$ 4,459	$ 4,459	$ 4,459	$ 4,459	$ 5,459	$ 5,459	$ 5,459	$ 5,459	$ 5,459	$ 5,459
Marketing	$ 323,492	$ 10,291	$ 10,291	$ 15,291	$ 20,291	$ 25,291	$ 30,291	$ 35,291	$ 35,291	$ 35,291	$ 35,291	$ 35,291	$ 35,291
Monthly Net		$ (110,909)	$ (110,909)	$ 5,884,091	$ (118,255)	$ (122,821)	$ (127,317)	$ (132,730)	$ (132,047)	$ (131,253)	$ (130,330)	$ (129,255)	$ (128,153)
Cash In Hand	$ 5,251,918	$ 630,896	$ 519,988	$ 6,404,079	$ 6,285,824	$ 6,163,003	$ 6,035,687	$ 5,902,957	$ 5,770,909	$ 5,639,656	$ 5,509,326	$ 5,380,071	$ 5,251,918

*Aiming to close a Series A round in March + ramping up Marketing efforts.

2027

Cash Flow	TOTAL 2027	Jan-27	Feb-27	Mar-27	Apr-27	May-27	2027 Jun-27	Jul-27	Aug-27	Sep-27	Oct-27	Nov-27	Dec-27
Inflows													
B2C Revenue	$ 325,097	$ 10,358	$ 11,849	$ 14,016	$ 16,307	$ 18,971	$ 22,069	$ 25,674	$ 29,868	$ 34,746	$ 40,421	$ 47,023	$ 53,792
Revenue from Ads in USD	$ 48,754	$ 1,554	$ 1,777	$ 2,103	$ 2,446	$ 2,846	$ 3,310	$ 3,851	$ 4,480	$ 5,212	$ 6,063	$ 7,053	$ 8,068
Outflows													
Team	$ 1,153,900	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158	$ 96,158
Strategy & Operations	$ 89,512	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459	$ 7,459
Marketing	$ 543,492	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291	$ 45,291
Monthly Net		$ (138,221)	$ (136,507)	$ (134,012)	$ (131,379)	$ (128,316)	$ (124,753)	$ (120,608)	$ (115,785)	$ (110,175)	$ (103,648)	$ (96,056)	$ (88,272)
Cash In Hand	$ 3,824,185	$ 5,113,696	$ 4,977,190	$ 4,843,177	$ 4,711,798	$ 4,583,482	$ 4,458,729	$ 4,338,121	$ 4,222,336	$ 4,112,161	$ 4,008,513	$ 3,912,456	$ 3,824,185

*Maintaining growth efforts throughout 2027.

Opportunities and threats

The greatest opportunity before us lies in the emergence of a new movement following recent political developments and the corresponding erosion of public trust in mainstream leaders, pundits, and media organizations. This movement is exemplified by initiatives such as MAHA, which demonstrate its expansion into adjacent domains. We believe we are well positioned to capitalize on this opportunity through effective execution.

The primary risk to our business is the possibility of moving too slowly, failing to establish product-segment fit initially, and being unable to achieve product-market fit as the addressable market expands. In short, the underlying trend represents our most significant opportunity, while our ability to capitalize on it is our greatest challenge.

Our People

Aleksandar Svetski, Founder and CEO. Author (UnCommunist Manifesto, The Bushido of Bitcoin, The Bitcoin Times). Entrepreneur (Amber, the first Bitcoin-only exchange allowing DCA, Spirit of Satoshi, the first Bitcoin-centric LLM, and now Satlantis, a Travel & Nomading Social Network).

Christian Eder, Christian is an alumnus of Startupbootcamp Berlin, where he had the distinct honor of being mentored by Jawed Karim, the co-founder of YouTube. He previously scaled a video startup to 100,000 active users. Since then, he led the app team at Austrian Rail which supports 1.5m daily active users.

Jefferson Bloem, seasoned Head of Product (Amber, Spirit of Satoshi, Satlantis).

Vano Khuroshvili, experienced Full Stack Engineer that has also worked with Aleksandar at Amber, Spirit of Satoshi, and Satlantis.

Benoit Nesme, Head of Data Science - previously head of data at a Fortune 500 company.

§227.201(e) – Number of Employees

The Company currently has 12 team members: 10 full-time and 2 part-time.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $100,000. If the target offering amount is not met by June 15, 2026, all investment commitments will be canceled and returned. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount and more than thirty days remain before the offering deadline, then we will conduct the first of multiple closings (an "Intermediate Closing"), provided all Investors receive notice that an Intermediate Closing will occur and funds will be released to the Company at least five business days prior to the Intermediate Closing (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Closing to cancel their investment commitment. We will also continue trying to raise money up to our $800,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide notice of the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

Timestamp Portal LLC will notify investors when and if the target amount has been raised.

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$800,000
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. ____X____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	Approximate allocation if target offering amount raised	Approximate allocation if maximum offering amount raised
Intermediary Fees	$5,000	$40,000
Product	$75,000	$480,000
Growth	$20,000	$280,000
Total	**$100,000**	**$800,000**

§227.201(j) – The Investment Process

To Invest

- Review this Form C/A and the Campaign Page;

- If you decide to invest, press the *Invest* button

- Follow the instructions

The minimum amount you can invest in the offering is $250.

As part of the investment process, you will be asked to sign our Subscription Agreement, which is attached as *Exhibit B*.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until 11:59 pm EST on June 13, 2026 (48 hours before the offering deadline) or 48 hours prior to an Intermediate Closing.

To cancel your investment, send an email to **contact@timestampfinancial.com** by those times and dates. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100, you get a $100 SAFE. The terms of the SAFEs are described below.

§227.201(m) – Terms of the Securities

Overview

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

Conversion on Future Equity Raise

If the Company raises at least $3,000,000 in a future equity financing, the SAFE will convert into the same class of equity securities sold in that round. The conversion price will be determined based on the terms of the SAFE, which may provide for:

- A valuation cap of $17,000,000 for investments under $10,000
- A valuation cap of $16,320,000 (4% discount) for investments of $10,000 up to $24,999.99
- A valuation cap of $15,640,000 (8% discount) for investments of $25,000 up to $49,999.99
- A valuation cap of $14,960,000 (12% discount) for investments of $50,000 or greater

The applicable valuation cap will be determined at the time of subscription based on the Investor's total investment amount in this offering. Unless otherwise specified in the applicable SAFE, the valuation cap will apply on a post-money basis, meaning it will be calculated based on the fully diluted capitalization of the Company immediately prior to the initial closing of the new financing.

Conversion on Sale or IPO

If the Company is sold or undergoes an initial public offering before a qualified equity financing, the SAFE entitles you to receive the greater of (i) the original purchase amount, or (ii) the amount you would have received if your SAFE had converted into equity securities immediately prior to the transaction, based on the terms of the SAFE — using the valuation cap to determine the price per share for purposes of the calculation.

Liquidation

If the Company liquidates before it raises at least $3,000,000 in a qualified equity financing or is sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to the rights of the Company's creditors, and (ii) on par with the rights of other SAFE holders and any preferred equity holders.

Voting and Shareholder Rights

The SAFE does not grant voting rights or any other shareholder rights. However, if the Company pays a cash dividend on outstanding Common Stock while the SAFE is outstanding, the Company will pay a corresponding "Dividend Amount" to the SAFE holder. This is calculated as if the SAFE had converted right before the dividend was paid. It is not a standard dividend right.

Limits on Transfer

Your SAFE may not be transferred without the Company's prior written consent and in compliance with Regulation CF and applicable securities laws.

Any securities sold pursuant to Regulation CF being offered may not be transferred by any investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the securities or any securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to affect such transfer.

Modification of SAFEs

The SAFEs may be amended or modified by the Company and holders of 50% of the outstanding SAFEs, measured by investment amount. Thus, your SAFE may be modified without your consent.

Custodian

Investors in this Offering will be required to establish a custody account with BitGo Trust Company, Inc. (in such capacity, the "Custodian"), which will also serve as the Escrow Facilitator for the Offering. Documentation related to the opening of such an account and the terms and conditions governing each investor's account (the "Custodial Account Documents") will be presented to, and executed simultaneously with, the investor's subscription agreement for this Offering.

Provided that an investor's subscription is accepted by the Company, the Custodian will contact the investor to provide login credentials by which the investor may view and manage its custodial account. If an investor fails to execute the Custodial Account Documents, the investment will be rejected and any funds received will be returned.

By agreeing to and entering into the Custodial Account Documents, each investor agrees that all securities acquired in this Offering will be held in custody on behalf of the investor by the Custodian. The Custodian will be recognized on the Company's stock register as the holder of record of the securities, while the investor will be recorded as the beneficial owner of the securities on the Custodian's books and records.

Beneficial owners must issue instructions to the Custodian to transfer, sell, or otherwise make elections with respect to their securities. Investors may be required to pay transaction fees to the Custodian for certain activities, as set forth in the Custodial Account Documents.

Who Controls the Company

Aleksandar Svetski, Founder and CEO of the company, is the only executive with at least 20% voting power.

Name	Percentage Owned Prior to Offering
Alexander Svetski	88%

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.
- They could devote less time to the Company than it requires.
- They could issue securities with rights superior to those of the SAFEs.
- They could pay themselves excessive compensation.
- They could hire friends or relatives and pay them more than they're worth.
- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.
- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

Obligation to Contribute Capital

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Preemptive Rights

Owners of SAFEs do not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

Other Classes of Securities

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

Type	Number or Amount	Characteristics (Voting Rights, Etc.)
Common shares outstanding	9,522,500	1 vote per share
Common shares outstanding under 2023 Stock Plan	468,650	1 vote per share
Common shares available under 2023 Stock Plan	508,850	1 vote per share

Other as described above, there are no differences between the SAFE's issued pursuant to Regulation CF and each other class of security of the Company.

§227.201(n) – The Funding Portal

The Company is offering its securities through Timestamp Portal LLC, which is a "Funding Portal" registered with the United States Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The SEC File number is **007-00456** and its FPRD number (Funding Portal Registration Depository number) is **329474**.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate Timestamp Portal LLC as follows:

- A success fee equal to 7% of the amount raised, of which 5% will be paid in cash and 2% paid by delivery of a SAFE.

Timestamp Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering (except for the compensation described above), nor is there any arrangement for Timestamp Portal LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

The Company has no material indebtedness, and no outstanding loans or trade debt that is significant relative to the value of the Company as a whole.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Since inception, the Company has conducted the following offerings of securities within the past three years, primarily in the form of SAFEs issued to investors in reliance on available exemptions from registration under the Securities Act.

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
06/02/2023	____ Rule 506(b) ____ Rule 506(c) ____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X__ Other (SAFE)	$25,000	IP development
08/07/2023	____ Rule 506(b) ____ Rule 506(c) ____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$100,000	IP development
07/07/2023	____ Rule 506(b) ____ Rule 506(c) ____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$6,000	IP development
05/23/2023	____ Rule 506(b)	____ Common Stock ____ Preferred Stock	$100,000	IP development

	_____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Debt ____ Convertible Note _X_ Other (SAFE)		
05/23/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$90,000	IP development
06/15/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$100,000	IP development
04/06/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$25,000	IP development
04/06/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$50,000	IP development
03/31/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note	$25,000	IP development

	X Other (Section 4(a)(2))	_X_ Other (SAFE)		
06/20/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$90,000	IP development
03/31/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$25,000	IP development
06/08/2023	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$100,000	IP development
04/22/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$10,000	IP development
04/29/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$9,000	IP development

04/29/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	_____ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _X_ Other (SAFE)	$120,000	IP development
04/29/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	_____ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _X_ Other (SAFE)	$100,000	IP development
05/17/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	_____ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _X_ Other (SAFE)	$25,000	IP development
05/29/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	_____ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _X_ Other (SAFE)	$75,000	IP development
05/13/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	_____ Common Stock _____ Preferred Stock _____ Debt _____ Convertible Note _X_ Other (SAFE)	$50,000	IP development
05/31/2024	_____ Rule 506(b)	_____ Common Stock _____ Preferred Stock _____ Debt	$500,000	IP development

	_____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Convertible Note _X_ Other (SAFE)		
06/19/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$100,000	IP development
08/05/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$75,000	IP development
12/05/2024	_____ Rule 506(b) _____ Rule 506(c) _____ Rule 504 X Other (Section 4(a)(2))	____ Common Stock ____ Preferred Stock ____ Debt ____ Convertible Note _X_ Other (SAFE)	$250,000	IP development

§227.201(r) – Transactions Between the Company and "Insiders"

Since the beginning of the last fiscal year, the Company has not participated in any transaction, nor is any currently proposed, in which the amount involved exceeds five percent of the aggregate amount the Company has raised or is seeking to raise in reliance on Section 4(a)(6) of the Securities Act, and in which any related person, as described in Rule 201(r), has or is expected to have a direct or indirect material interest.

§227.201(s) – The Company's Financial Condition

Satlantis is an early-stage company that has not yet generated significant revenue and continues to incur operating losses. To date, we have raised initial capital through investment rounds, which has been used to support development and refinement of our core product suite. While there can be no assurances of future

success, we believe these development efforts position us to pursue revenue generation upon the launch of our core services and the acquisition of paying users.

Liquidity

Cash and Cash Equivalents as of 12-31-2024 = $479,601

Capital Resources

Total Current Assets, including Bitcoin as of 12-31-2024 = $1,253,925

Historical Results of Operations

Net Income (loss)
2024 = ($776,268)

2023 = ($266,368)

Changes and Trends

The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on timestampfinancial.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the North Capital reports attached as *Exhibit E: Background Checks*.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at satlantis.io, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

The Company has no additional information to disclose at this time that is material to an understanding of this offering.

EXHIBIT A: RISKS OF INVESTING

EXHIBIT B: SUBSCRIPTION AGREEMENT

EXHIBIT C: FORM OF SAFE

EXHIBIT D: FINANCIAL STATEMENTS

EXHIBIT E: BACKGROUND CHECKS

EXHIBIT F: VIDEO TRANSCRIPT